POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

December 30, 2009

Mark C. Shannon

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Bekem Metals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 15, 2009

File No.: 0-50218

Dear Mr. Shannon:

At the request of the management of Bekem Metals, Inc. (the “Company” or “Bekem”), we are writing to inform you the Company will require additional time to respond to the letter from your staff at the Securities and Exchange Commission dated December 11, 2009. The Company did not receive your letter until today. Therefore, the Company requires additional time to respond to your letter. The Company anticipates filing responses to your comment letter by January 20, 2010.

If you have any questions, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
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